3 November 2004

Warner Chilcott Plc

Warner Chilcott Plc - GB0000404482

Warner Chilcott Plc (the "Company") has received notification that as at close of business on 29 October 2004, Bear Stearns International Trading Limited beneficially owned 6,478,746 ordinary shares of the Company representing an interest of 3.45%.